

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2013

<u>Via E-mail</u>
Kia Jam
Chairman of the Board and Secretary
BIDZ.com, Inc.
2400 Marine Avenue
Redondo Beach, California 90278

> **Re: BIDZ.com, Inc.**
> **Proxy Statement on Schedule 14A**
> **File No. 001-33513**
> **Transaction Statement on Schedule 13e-3**
> **File No. 005-83369**
> **Filed June 22, 2012**

Dear Mr. Jam:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Mara L. Ransom
>
> Mara L. Ransom
> Assistant Director

cc: Aaron A. Grunfeld
        Law Offices of Aaron A. Grunfeld